PEARSON

08005357

RECEIVED

2008 OCT 14 A 11:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

6 October 2008

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

14 August	Panel recommends six ground-breaking reading programs from Pearson....
21 August	Pearson launches first-ever teacher education and development group
21 August	One half of Texas elementary schools to start new school year.....
27 August	NAA contracts Edexcel to provide additional resources....
1 September	Voting Rights and Capital
2 September	Director Shareholding
3 September	75% of State's students will learn to read with ....
8 September	Notification of holding in the company
9 September	Penguin Group publishes half of the titles on the Man Booker Prize.....
17 September	Number one bestselling author Eoin Colfer is chosen to write..............
22 September	Directors' shareholding
24 September	Directors' shareholding
30 September	Notification of holding in the company
30 September	Pearson wins Teachers' Choice Award
30 September	Perspective from Pearson recognized among top education.....
1 October	Directors' shareholding
2 October	Voting Rights and Capital
2 October	FT scoops two Association of Online Publishers Awards 2008
3 October	America's children break reading world record

PROCESSED
OCT 16 2008
THOMSON REUTERS

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

for

Stephen Jones
Deputy Secretary

dw 10/14

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Panel recommends six ground-breaking reading programs from Pearson to California's students

14 August 2008

Only Publisher Recommended in Every Category Customizes Instruction for the State

Places Emphasis on Diverse Cultures, English Learners, and Reading in the Digital Age

SACRAMENTO, Aug. 14, 2008 - The Instructional Materials Advisory Panel (IMAP) of the California Department of Education has recommended to the Curriculum Commission a suite of six comprehensive kindergarten through middle school programs that the nation's leading education publisher Pearson has customized for California to address a range of critical reading issues confronting the state's schools.

Pearson is the only publisher whose materials are being recommended in all five curriculum categories.

Pearson's customized programs represent a continuum of curriculum aligned to California standards from kindergarten through high school. The recommended submissions include an integrated array of instructional materials with embedded intervention and assessment, and digital media, all aligned to Reading First requirements and revised State standards. The offerings are published in identical formats in Spanish and include professional development for teachers.

Pearson's Vice President for California, Vicky Bush, said, "California has identified a new course of action and we have responded by bringing all our expertise and resources to bear. We have taken the challenge seriously by developing exceptional research-based programs tailored specifically for California and the unique needs of our K-12 students and teachers." She added, "We are the only publisher with such a unified and seamless approach to the learning and instruction of reading in California. Pearson's offerings are actually stronger than the sum of our parts because all the programs easily and naturally connect with one another."

The publisher's research-based customizations for California meet new state requirements while addressing the realities of 21st century learning in the nation's most diverse state. Bush noted that Pearson's programs have been infused with new material and concepts specifically relevant for California, contributed by nationally renowned experts who are co-authors for the programs. Among these noted academics are:

- Dr. Grant Wiggins, whose renowned leadership in curriculum design is revolutionizing learning.
- Dr. Donald Leu, the leading expert in the "new literacies," and how educators must meet the iPod generation on their turf - including effective use of the Internet, techniques for reading online, and projects to bring students around the globe together to communicate and learn from each other.

- Dr. Sharroky Hollie from California State University, the leading expert on urban literacy whose contribution includes a focus on embedding relevant materials into curriculum programs that recognize the cultural differences among California's diverse student population.
- Dr. Jim Cummins, who leads the Pearson team in ensuring that English learners receive the same high quality education programs as their peers, provides his expertise in literacy development in multilingual school contexts, as well as on the potential roles of technology in promoting language and literacy development.
- Dr. Connie Juel, professor of education at Stanford University, and expert in the powerful role vocabulary plays in reading comprehension, and in closing the achievement gap.
- Jon Scieszka, the award-winning children's writer and recently-named Ambassador for Young People's Literature by the Library of Congress, has focused on the needs of boy readers, who as a group are in a crisis and falling behind girls in reading performance.

"Our authors comprise a prestigious Who's-Who list of reading experts," said Bush. "They have been critical in establishing Pearson's reputation as the leader in reading, and indeed set us apart from our competitors."

Bush said school districts throughout the state can now begin reviewing the recommended programs, which may be purchased once the State Board of Education formally adopts instructional materials in November.

She emphasized, "We must all work together to improve student performance; this is critical to the futures of the children in our state, and our entire Pearson team is 100% committed to California's teachers, parents and students to make that happen."

The Instructional Materials Advisory Panel (IMAP) of the California Department of Education has recommended the following Pearson programs to the Curriculum Commission:

1. *Pearson Reading Street for California* (grades K-6), a customized curriculum steeped in five years of research and development to create the *Scott Foresman Reading Street program*. The top-selling reading curriculum in the U.S last year, the program has been enhanced and customized for California, adding a visually-engaging and entertaining digital path and including California authors and literature.
2. *Pearson California Language Central* (grades K-6), a component for intensive English-language development. Instruction is built from Grant Wiggins's *Understanding by Design concepts*. Instructional support for English learners of various proficiency levels includes: an explicit and efficient path to the Reading Street curriculum; frontloading of language and literacy skills; and connections of common unit and weekly concepts of *Pearson Reading Street for California* and *Pearson calle de la lectura*.

3. *Pearson Calle de la Lectura* (grades K-3), a parallel Spanish version of *Pearson Reading Street for California*. A comprehensive, research-based program developed specifically to support the teaching and learning of California Spanish-Language Arts Content Standards, with differentiated instruction for struggling readers, grade level readers and advanced readers.
4. *Pearson Literature California Reading and Language* (middle/high school) is a comprehensive literature program developed specifically for California and based on the most recent reading research. Organized around Big Questions and the Understanding by Design model of Grant Wiggins, the program also provides differentiated instruction for struggling readers, English learners, and advanced learners, making the program curriculum accessible to all students and ensuring that all students have the opportunity to master the State's English-Language Arts Content Standards. A corresponding online program provides an unprecedented level of interactive digital content, providing a natural and motivating learning tool to empower today's tech-savvy secondary students.
5. *Pearson California Language Central* (grades 6-8). Customized to meet California's rigorous standards, this program provides students with an additional one hour of instruction each day to help ensure that English learners acquire proficiency in English as quickly, efficiently and effectively as possible. *Pearson California Language Central* is directly aligned with *Pearson Literature California Reading and Language* and focuses on common units and lesson concepts and is consistent with its scope and sequence.
6. *Pearson Longman Keystone*, a stand-alone, multi-level intervention program for struggling readers and English learners whose academic achievement is two or more years below grade level, blends rigorous, research-based reading and language skills instruction together with a balance of content-area readings and age-appropriate, high-interest literature. The program incorporates the instructional principles of Understanding by Design, with the goal of equipping students with the key transferable academic skills necessary to transition successfully into mainstream basal programs.

Pearson's programs are complemented by *SuccessMaker Enterprise*, digital courseware providing a diagnostic and individualized 21st Century approach toward learning to meet the needs of different learning styles - including students who are gifted, at-risk, or English language learners and those served by special education. With a proven record of improving student success for California students, *SuccessMaker Enterprise* addresses the full range of learner abilities through standards-based, targeted curriculum.

About Pearson in California

Pearson, the world's leading education publisher, has been providing education materials to California schools as far back as the 1800s. You may know us individually as Scott Foresman, Prentice Hall, Longman, SuccessMaker,

[illegible] [illegible]urement, Educational [illegible] Assessment [illegible], Achievement Solutions, and so many more names in the world of education that are recognized and respected across the State and the globe. In [illegible] most teachers in California have [illegible] to profession by studying with Pearson's [illegible] Bacon textbooks [illegible] from our professional development [illegible]. Today, nearly a thousand Pearson people are living and working in the State, providing educational materials that cover the gamut from birth through professional learning. Whether in science, math, social studies, music, middle/high school language arts, English as a second language, foreign languages, or AP courses, hundreds of thousands of California's preK-12 students are learning with our Pearson products every day. In addition to Education, Pearson's other major businesses include The Financial Times Group and The Penguin Group. For more information, go to: www.californiareading.com or www.pearsonschool.com.

Media Contacts:

kate.miller@pearson.com - 1.800.745.8489
stevan@allenstrategic.com - 1.916.448.1335

Pearson launches first-ever teacher education and development group
21 August 2008

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Pearson offers comprehensive solutions to support teachers, covering the spectrum from undergraduate education to professional development

Pearson, the global leader in educational publishing and technology, has established a new Teacher Education and Development Group, bringing together the company's leading teacher-centered businesses across North America. The new group is a continuation of Pearson's efforts to support teachers at every level, from preparation at the college level through professional development and advanced degrees.

"Our most important mission in Pearson is to provide products and services that help improve student success. Recognizing that effective teaching and teacher quality are critical factors in student learning and achievement, our new Pearson Teacher Education and Development Group will focus on supporting the professional development of educators from preparation through practice," said Will Ethridge, CEO of Pearson's North American education businesses.

Will Ethridge announced that Susan Badger, formerly CEO of Thomson Higher Education, has been appointed CEO of Pearson's Teacher Education and Development Group. Susan will report to Tim Bozik, CEO of Pearson's Professional and Career Group, and she will be a member of Pearson's North America Education Executive Committee.

"Susan Badger comes to this position with a proven track record of executive accomplishments and a rich history and a deep passion for teacher education," Ethridge said. "She has demonstrated throughout her career leadership in progressive change and an unwavering commitment to student achievement."

Pearson's support of teachers covers the continuum with content and services that represent the research and knowledge of America's leading education researchers. Among the company's respected higher education imprints are Allyn & Bacon and Merrill, which offer print, digital and hybrid tools and resources that effectively blend academic research and practical applications for today's K12 educators and for the students who will be tomorrow's teachers.

Pearson's research-based professional development services for teachers include Learning Teams, an evidence-based, collaborative model that brings together teachers to learn from each other, refine their skills to improve student performance and self-assess their progress; and the Sheltered Instruction Observation Protocol (SIOP), a groundbreaking approach to teaching English language learners that uses "sheltered instruction" to teach subjects such as math, science or social studies in a way that makes the concepts easier to understand, while at the same time strengthening a student's academic English language development.

About Pearson

Pearson (NYSE: PSO), the global leader in education and education technology, reaches and engages today's digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. This commitment is demonstrated in the company's investment in innovative print and digital education materials for pre-K through college, student information systems and learning management systems, teacher professional development, career certification programs, and testing and assessment products that set the standard for the industry. The company's respected brands include Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, Educational Measurement, Educational Assessment, SuccessNet, MyLabs, PowerSchool, SuccessMaker, and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson's commitment to education for all is supported by the global philanthropic initiatives of the Pearson Foundation. Pearson's other primary businesses include the Financial Times Group and the Penguin Group. For more information, go to www.pearson.com.

Contact:
Susan Aspey
(724) 222-0531 or (347) 421-2473
Susan.aspey@pearson.com

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One-half of Texas elementary schools to start new school year with innovative custom math curriculum

21 August 2008

Next-Generation *enVisionMATH* Integrates Conceptual Skills and Problem-Solving with Interactive Learning

AUSTIN, TX - August 21, 2008. As students head back to school next week, more than half of the state's elementary schools will be teaching math with a new, innovative curriculum customized to Texas education standards and aimed at improving math skills and preparing students for success in the 21st century economy.

More than 400 school districts across Texas, including Austin, Houston, Fort Worth, Brownsville and San Antonio, have chosen the *Scott Foresman-Addison Wesley enVisionMATH Texas* program, custom designed for the state by the education company Pearson. This first-of-its-kind elementary math curriculum integrates a comprehensive foundation in math conceptual development and problem-solving skills with visual animation and next-generation technologies to give students the mathematical grounding they need for future success. The program was created to conform directly to the Texas Essential Knowledge and Skills (TEKS) and is also aligned to the National Council of Teachers of Mathematics Focal Points.

Four years in the making, *enVisionMATH* was developed by Pearson's elementary school publishers at Scott Foresman with research experts and the nation's top math authorities in collaboration with classroom teachers. Three Texas educators are part of the Pearson author team: Dr. Juanita "Nita" Copley, Professor in Curriculum and Instruction, College of Education, University of Houston; Dr. Jane F. Schielack, Associate Dean for Assessment and preK-12 Education, Texas A&M University; and Dinah Chancellor, Math Specialist for Venus ISD and Southlake ISD. Key authors of the program include Dr. Randall Charles, Professor Emeritus, Department of Mathematics, San Jose State University, and past Vice President of the National Council of Supervisors of Mathematics; and Dr. Francis "Skip" Fennell, immediate past president of the National Council of Teachers of Mathematics, a member of the President's National Mathematics Advisory Panel, and Professor of Education, McDaniel College, Westminster, Maryland.

Pearson's vice president for Texas Raymond Ward said, "*Scott Foresman-Addison Wesley enVisionMATH Texas's* strong, visual learning design includes a Visual Learning Bridge in each lesson, with step-by-step visuals that bridge the gap between the interactive learning activity and guided practice." He noted that the program is published in both English and Spanish, and that the visual examples in an animated format are especially helpful for English learners. He added, "Ongoing diagnosis and intervention, daily data-driven differentiated instruction, and regular assessment through Pearson's *SuccessTracker* ensure that *enVisionMATH Texas* gives every student the opportunity

to succeed/facts (col to additio
resources to s t math riculum

With both a full digital path and print textbook available, teachers will have the flexibility to use the digital or print stand-alone versions of *enVisionMATH Texas* or a blended combination. Additional resources include online digital texts with enhancements, online tests and exercises through Pearson's *SuccessNet*, daily TEKS review, and the Texas interactive homework workbook, plus professional development for teachers.

Program author Dr. Nita Copley from the University of Houston said, "*enVisionMATH* is centered on problem-based, interactive learning and conceptual understanding. What does that mean? Students with conceptual understanding know more than isolated facts and methods; they are able to learn new ideas by connecting to the ideas they already know. They learn concepts by interacting with problems; this interaction occurs daily and is specific to the concept being taught. Conceptual understanding and problem-based interactive learning are essential if we are to give our children the tools they need to be successful in the 21st century economy."

To see a video and demonstration of *Scott Foresman enVisionMATH Texas* and the school districts that have selected *enVisionMATH* as their elementary math curriculum, go to www.envisionmathtexas.com

About Pearson in Texas:
Pearson (NYSE:PSO), the world's leading education publisher, has been providing education materials to Texas schools as far back as the 1800s. You may know us individually as Scott Foresman, Prentice Hall, Longman, SuccessMaker, NovaNet, PowerSchool, Educational Measurement, Educational Assessment, SuccessNet, Learning Teams, and so many more - names in the world of education that are recognized and respected across the State and the globe. In fact, most teachers in Texas have learned their profession by studying with Pearson's Merrill or Allyn & Bacon textbooks, and many have benefited from our professional development programs. We provide education and testing materials from birth through professional learning as well as the school systems that maintain student information data for thousands of schools. Our business offices are located in Austin, Dallas, and San Antonio, but our 2,000 Pearson people are living and working in every school district across the State. Whether in reading, language arts, science, math, social studies, music, English as a second language, foreign languages, or AP courses, hundreds of thousands of Texas's preK through college students are learning with our Pearson products every day. For more information, go to www.pearsonschool.com. In addition to Education, Pearson's other major businesses include The Financial Times Group and The Penguin Group, www.pearson.com.

Contact:
kate.miller@pearson.com
1.800.745.8489 About Pearson and Texas

NAA contracts Edexcel to provide additional resources to support national curriculum test reviews

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27 August 2008

The National Assessment Agency (NAA) has contracted Edexcel to provide additional back office support to complete the reviews for this year's national curriculum tests. NAA took over the management of the reviews process from ETS Europe in July and has already been considering reviews requests received before the end of the summer term.

Markers undertaking reviews will have contracts directly with NAA. Senior members of NAA will work with markers throughout the review process, to ensure that strict quality standards are achieved. Edexcel will support the NAA by providing logistical and process management capacity and data entry facilities to ensure all reviews are concluded as quickly as possible and accurate outcomes returned to schools.

David Gee, Managing Director NAA, said: "Following the delays and data entry problems experienced earlier this year, it is vital that the reviews process is robust, effective and retains the confidence of schools in the outcomes of the tests. I am pleased that Edexcel are assisting us in this work. The quality measures put in place this year gave a greater number of checks on markers' adherence to the mark scheme. However, if schools have evidence that the mark scheme has been misapplied, they should apply for a review, and the NAA will ensure the application is properly evaluated and, where necessary, scripts remarked."

Jerry Jarvis, Managing Director Edexcel, added: "Many thousands of students have worked exceptionally hard towards their key stage tests. It is crucial that teachers, and students and their parents, have faith in the outcomes of students' work. At Edexcel, we are very proud to have successfully run the national curriculum test contract on behalf of the NAA from 2004 to 2007. We are pleased to be able to assist NAA by applying the management, logistical and systems expertise and resources of our organisation to ensure that pupils get the results they deserve this year."

Notes to editors

1. Throughout the marking period, ETS checked markers to ensure they met the national standard. However, if a school believes it has evidence that a misapplication of the mark scheme has resulted in a pupil being awarded an incorrect level, a review should be requested.
2. Schools who wish to request a review should follow the published information at www.naa.org.uk/tests
3. The review process applies to tests at the end of key stages 2 and 3.
4. For further media information please contact:
   QCA press office on 020 7509 6789 or, out of office hours, 07798 924552
   Edexcel press office on 020 7190 5191 or, out of hours, 07813 688128

Voting Rights and Capital

01 September 2008

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Click here to download a PDF of this press release.

Vot[illegible] and Capital

[illegible] of business on 29 August 2008 the Company had 809,[illegible] [illegible]inary shares [illegible] 25p each admitted to trading[illegible] [illegible] share [illegible] one [illegible] general meetings. The Company does not hold any shares [illegible]

[illegible] figure (809,[illegible]) may be used by shareholders as the denominator [illegible] by which they will determine whether they are required [illegible] or a change to their interest in the Company [illegible] the [illegible] Transparency Rules.

[illegible] announcement is made [illegible] with the [illegible]

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 29 August 2008, the Company had 809,143,403 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (809,143,403) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Director Shareholding
02 September 2008

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Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS ... OR CONNECTED PERSONS

PEARSON PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID BELL**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DAVID BELL**	8.	State the nature of the transaction **EXERCISE OF WORLDWIDE SAVE FOR SHARE OPTIONS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **373**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00005%**

KG

75% of State's students will learn to read with
inno ative, research-based curriculum

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction £5.076	14.	Date and place of transaction 01 SEPTEMBER 2008 LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 181,847 0.02247%	16.	Date issuer informed of transaction 02 SEPTEMBER 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification __2 SEPTEMBER 2008__________

75% of State's students will learn to read with innovative, research-based curriculum

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03 September 2008

Alabama Reading Initiative Gives Top Scores to Pearson's *Reading Street* Program

Montgomery, AL (September 3, 2008) - "In our efforts to close the achievement gap, we must close the access gap. If we want to abate the number of struggling readers, then we must provide quality instruction." This statement from Birmingham City Schools Reading and Language Arts Director Dr. Dimple J. Martin reflects the thinking behind the decision of one of the 80-plus Alabama School Districts that has chosen the *Scott Foresman Reading Street* curriculum.

As the state's 400,000 elementary students begin the school year, more than 75% of them will be learning to read with an innovative, research-based program that received top scores in a comprehensive review by the Alabama Reading Initiative of the Department of Education. Alabama joins hundreds of thousands of students across the nation who are learning with the *Scott Foresman Reading Street* program. Developed by the education publisher Pearson, the curriculum is steeped in scientifically-based research and centered on the priority skills set by the National Reading Panel.

The state's largest districts - Mobile County, Montgomery County, Jefferson County, Birmingham City, Huntsville City, Madison County, Baldwin County, and Elmore County - are among the three-quarters of Alabama school districts that have adopted the *Scott Foresman Reading Street* curriculum. Evaluated by the Alabama Reading Initiative in its "Expert Review of Core Reading Programs," *Reading Stree*t received the highest scores of the nine core programs that were evaluated.

Explaining why Birmingham chose the program, Dr. Martin said, "Struggling readers don't only need remediation, they also need acceleration." She added, "With *Scott Foresman Reading Street*, we finally have a solid core reading program that understands the importance of language acquisition for early readers, intermediate readers and struggling readers."

She noted, "One of the main reasons we chose *Reading Street* was because of the program's high-interest reading content. We know that if we provide material that interests our students, they will become engaged and, in turn, will comprehend reading for meaning. Scott Foresman has helped us understand that if reading comprehension capabilities are solid, our students will be successful on any state-mandated test."

Mobile County Public Schools (MCPSS) has adopted both *Reading Street* and its companion intervention for struggling readers series, *My Sidewalks*. Marilyn Howell, Elementary Education Supervisor, Division of Curriculum and Instruction, described the decision-making process, "Our team conducted an extensive study of four reading series for potential adoption. This study included delving deeply into each of the series, searching for that which

most closely aligned with the Alabama Course of Study, the MCPSS K-5 Reading Curriculum, and high stakes testing." She added, "We were also looking for a program that made the most effective provision for all types and levels of learners, possessed an array of assessments, was most user friendly for teachers, and provided motivating and appealing literature. After close scrutiny, it was the consensus of the textbook committee that *Reading Street* and *My Sidewalks* most completely met the MCPSS criteria."

Pearson's Alabama representative Brian Rhodes said, "Alabama recognized the depth and scope of the *Scott Foresman Reading Street* curriculum, which includes an integrated combination of instruction and intervention aligned to Reading First requirements and Alabama's state standards. Additionally, we created customized assessments and tailored professional development for teachers, both designed specifically for Alabama."

Pearson senior vice president for Reading, Dean Brown said, "Over the past two years, thousands of schools have adopted the *Reading Street* core curriculum, and districts' success with the program is being clearly documented in improved reading scores. We anticipate that Alabama will experience the same kinds of success as the rest of the country." He added that the *Reading Street* curriculum is solidly anchored in the most current scientific research and focuses on the National Reading Panel's priority skills that are proven to be indicators of reading success: phonemic awareness, phonics, fluency, vocabulary, and text comprehension.

About Pearson:
Pearson (NYSE: PSO) is the global leader in educational publishing, assessment, information and services, helping people of all ages to learn at their own pace, in their own way. For students preK-12, Pearson provides effective and innovative curriculum products in all available media, educational assessment and measurement for students and teachers, student information systems, and teacher professional development and certification programs. The company's respected brands include Scott Foresman, Prentice Hall, PowerSchool, SuccessMaker, TeacherVision and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student. Pearson's other primary businesses include the Financial Times Group and the Penguin Group. For more information, go to www.pearsonschool.com.

Contact:
kate.miller@pearson.com - 800.745.8489

Click here to download a PDF of this press release. ...es Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

...ntity of the issuer or the underlying issuer ...xisting shares to which voting rights are ...ttached:

2. Reason for the notification

...acquisi... ...of voting rights

An ... ...sposi... ...which ... ...sition of shar... ...sed to ... ...ches ...

...n event changing the breakdown ...

Ot... (please specify):

... ...pied ...

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	**Pearson plc**

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing [illegible]	
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation[iii]:	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.)[iv]:	Registered Holder: BNY Norwich Union Nominees Limited **5,402,210*** BT Globenet Nominees Limited **9,588*** Chase GA Group Nominees Limited **13,713,828*** Chase Nominees Limited **1,333,155*** CUIM Nominee Limited **3,574,964***

	Vidacos Nominees Limited 165,271* * denotes direct interest
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	05 September 2008
6. Date [illegible]	[illegible] rights
7. Threshold(s) that is/are crossed or reached:	3% to <3% change at Direct Interest Level
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares GB0006776081	40,189,136	40,189,136	24,199,016	24,199,016	Not disclosable	2.99%	Not disclosable

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is	% of voting rights

... unit ...		... cease to hold	exercised/ converted.	
...ng rights:		N/A		

Total (A+B)	
Number of voting rights	% of voting rights
24,199,016	2.99%

Contact nar: Nei

Contact telephone numbe 0160... 8...

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	

Pe guin Group publishes half of the titles on the Man Booker Prize 2008 shortlist

12. Date on which proxy holder will cease to hold voting rights: ...ze shortlist... Fraction of the ... by Steve Toltz; The Secret Scripture	

by Sebastian Barry; Sea of ... by Amitav Ghosh are all publi... by Penguin Group companies around ...rld.

...itionally, The White Tiger by Ar... ...d Adiga and The ...athes on Their Backs by Linda Grant are ...lished by Penguin Group.

13. Additional information:	Figures are based on a total number of voting rights of 809,143,403.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

Penguin Group publishes half of the titles on the Man Booker Prize 2008 shortlist
09 September 2008

Booker Prize Finalists *A Fraction of the Whole* by Steve Toltz; *The Secret Scripture* by Sebastian Barry; *Sea of Poppies* by Amitav Ghosh are all published by Penguin Group companies around the world.

Additionally, *The White Tiger* by Aravind Adiga and *The Clothes on Their Backs* by Linda Grant are distributed by Penguin Group.

New York and London, September 9, 2008... Penguin Group publishes or distributes five of the six titles on the Man Booker Prize 2008 shortlist, which was announced today in London. *A Fraction of the Whole* by Steve Toltz is published by Penguin Group imprint Hamish Hamilton in the UK, Australia, India and South Africa. *The Secret Scripture* by Sebastian Barry is published by Penguin Group (USA)'s Viking imprint and also distributed by Penguin in Canada and India. *Sea of Poppies* by Amitav Ghosh is published by Penguin India and Penguin Canada. *The Clothes on Their Backs* by Linda Grant (Virago) is distributed by Penguin Canada and Penguin South Africa. *The White Tiger* by Aravind Adiga (Atlantic) is distributed by Penguin Australia and Penguin South Africa.

John Makinson, Chairman and Chief Executive of Penguin Group, commented, "This is a great day for Penguin's literary publishing around the world. Our publishers are responsible for half the titles on the Man Booker Prize 2008 shortlist and we are also delighted to sell, market and distribute a further two of the six finalists as part of our global distribution network."

NOTE TO THE PRESS
The Booker Prize for Fiction was first awarded in 1969, and Man Group plc was announced as the sponsor of the prize in April 2002, with a five year extension agreed in 2006.

The Man Booker Prize judging panel is chaired by Michael Portillo former MP and Cabinet Minister. He is joined by Alex Clark, editor of *Granta*; Louise Doughty, novelist; James Heneage, founder of Ottakar's bookshops and Hardeep Singh Kohli, TV and radio broadcaster. The judging panel read more than 112 entries before whittling down the list to the Man Booker Dozen (13 titles) and then again to just six titles. They will meet to decide on the winning novel on Tuesday, October 14, 2008, and the winning author will be award the £50,000 prize money at an awards ceremony later on that evening at Guildhall, London.

Here are brief summaries of the Man Booker Prize 2008 Shortlist titles that Penguin Group publishes or distributes:

A Fraction of the Whole by Steve Toltz
A Fraction of the Whole is a story that takes the central characters from the Australian bush to the cafes of Paris, from the Thai jungle to strip clubs, asylums, labyrinths and criminal lairs, and from the highs of first love to the lows of failed ambition.

Steve Toltz was born in Sydney and has lived in Montreal, Vancouver, Barcelona and Paris, working primarily as a screenwriter but also doing stints as a private investigator and an English teacher. *A Fraction of the Whole* is his first novel.

The Secret Scripture **by Sebastian Barry**
Set in Ireland, *The Secret Scripture* is the story of a life blighted by terrible mistreatment yet marked by passion and hope.

Sebastian Barry was born in Dublin. He has written a number of plays and his novels include *The Whereabouts of Eneas McNulty* (1998), *Annie Dunne* (2002) and *A Long Long Way* (2005) which was shortlisted for the Man Booker Prize for Fiction and the Dublin International Impac Prize. He has won, among other awards, the Irish-America Fund Literary Award, the Christopher Ewart-Biggs Prize, the London Critics Circle Award and the Kerry Group Irish Fiction Prize. He currently lives in Wicklow with his wife and three children.

Sea of Poppies**by Amitav Ghosh**
Set just before the Opium Wars, this novel has at its heart an old slaving-ship, The Ibis and its crew, a motley array of sailors and stowaways, coolies and convicts. As the novel unfolds, an unlikely dynasty is born, which will span continents, races and generations.

Amitav Ghosh was born in Calcutta and grew up in Bangladesh, Sri Lanka and India. He studied at the universities of Delhi and Oxford. He has taught at a number of institutions, most recently Harvard, and written for many publications. His international bestseller, *The Glass Palace* was published in 2000. He currently divides his time between Calcutta, Goa and Brooklyn.

The White Tiger by Aravind Adiga
Born in the heartland of India to the son of a rickshaw puller, Balram Halwai, the "White Tiger," dreams of escaping his life as a teashop worker turned chauffeur. As he passes through two different Indias on his journey from the darkness of village life to the light of entrepreneurial success, he begins to realize how the Tiger might finally escape his cage.

Aravind Adiga was born in Madras and raised partly in Australia. He studied at Columbia and Oxford Universities and is a former correspondent for *Time* magazine in India. Adiga's articles have also appeared in publications such as the *Financial Times, Independent* and *Sunday Times*. He currently lives in Mumbai.

The Clothes on Their Backs by Linda Grant
The Clothes on Their Backs is a story about concealed pasts, dark subjects, dark places and stark choices and how the clothes we wear define us all.

Linda Grant was born in Liverpool and currently lives in London. She is the author of several award-winning novels, including *The Cast Iron Shore*, published in 1996 and *When I Lived in Modern Times*, which won the Orange Prize for Fiction. Her novel *Still Here* was longlisted for The Booker Prize in 2002.

Penguin Group (www.penguin.com) [illegible] largest English-language trade book publisher [illegible] established divisions and key market positions in the United States, the United Kingdom, Australia, Canada, India, China, South Africa, New Zealand and Ireland. The Penguin Group is part of Pearson plc, the international media company.

Contact:
In the US:
Marilyn Ducksworth
(212) 366-2564
marilyn.ducksworth@us.penguingroup.com

Dave Zimmer
(212) 366-2687
david.zimmer@us.penguingroup.com

In the UK:
Joanna Prior
+1 44 020 7010 3250
joanna.prior@penguin.co.uk

Number-one bestselling author Eoin Colfer is chosen to write the sixth *Hitchhiker's Guide to the Galaxy*

17 September 2008

...ther information please contact:

London, 17 September 2008? Penguin announced today that it is to publish the sixth novel in the ever-more increasingly inaccurately named *Hitchhiker's Guide to the Galaxy* trilogy. Eight years after the tragically early death of its creator, Douglas Adams, widow Jane Belson has sanctioned the project to be written by the international number-one bestselling children's writer, Eoin Colfer, author of the *Artemis Fowl* novels. The new book is entitled *"And Another Thing?"* and will be published in hardback by Penguin in October 2009.

Douglas Adams himself said in an interview: 'I suspect at some point in the future I will write a sixth Hitchhiker book ? I would love to finish Hitchhiker on a slightly more upbeat note. Five seems to be a wrong kind of number, six is a better kind of number.'

Jane Belson, the widow of Douglas Adams said, 'I am delighted that Eoin Colfer has agreed to continue the Hitchhiker series. I love his books and could not think of a better person to transport Arthur, Zaphod and Marvin to pastures new. The project has my full support.'

Eoin Colfer has introduced a new generation of readers to the absurdities of life, the universe and everything through his bestselling *Artemis Fowl* series, in which a teenage criminal mastermind wreaks havoc in this world, the next and any others that happen to be nearby. The *Sunday Times* has said, 'Colfer has the ability to make you laugh twice over: first in sheer subversive joy at the inventiveness of the writing, and again at the energy of the humour.'

Colfer has been a fan of Hitchhiker since his schooldays and said, 'Being given the chance to write this book is like suddenly being offered the superpower of your choice. For years I have been finishing this incredible story in my head and now I have the opportunity to do it in the real world. It is a gift from the gods. So, thank you Thor and Odin.'

Penguin Managing Director, Helen Fraser commented, 'In 1992 I was lucky enough to be involved in the publication of *Mostly Harmless* - Douglas Adams's last brilliant volume of *The Hitchhikers Guide to the Galaxy*. He was an extraordinary writer, with an ability to come at the reader from the most unexpected angles, knock them off balance and make them laugh at the same time. Eoin Colfer is an inspired choice as Douglas's successor. Eoin burst on the world in 2001 with his incredibly popular *Artemis Fowl* series, which is beloved by readers of all ages. He is a huge talent and a fantastically funny writer, and this new book will bring as many new young readers to Douglas Adams's work as it will introduce adults to the brilliance of Eoin Colfer.'

For more information, hear interviews with author Eoin Colfer and with Douglas Adams's widow Jane Belson, on

the BBC Rad[illegible]

[illegible]ptember 2008

- Ends -

For further information please contact:

Joanna Prior on 020 7010 3250 or 07770 380 557

Joanna.prior@uk.penguingroup.com

Adele Minchin on 020 7010 3072 or 07714 227356

Adele.minchin@uk.penguigngroup.com

Directors' Shareholding
22 September 2008

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Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID BELL**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DAVID BELL**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **3,306**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00041%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	**Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)** **N/A**
13.	**Price per *share* or value of transaction** **623.45P**	14.	**Date and place of transaction** **19 SEPTEMBER 2008 LONDON**
15.	**Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)** **185,153 0.01288%**	16.	**Date issuer informed of transaction** **22 SEPTEMBER 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	**Date of grant** **N/A**	18.	**Period during which or date on which it can be exercised** **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	**Description of *shares* or debentures involved (*class* and number)** **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **STEPHEN JONES, DEPUTY SECRETARY, 020 7010 2257.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification __22 SEPTEMBER 2008__________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iv) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **JOHN MAKINSON**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **JOHN MAKINSON**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **5,953**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00074%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 623.45p	14.	Date and place of transaction **19 SEPTEMBER 2008 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **328,703 0.04066%**	16.	Date issuer informed of transaction **22 SEPTEMBER 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: **STEPHEN JONES, DEPUTY SECRETARY, 020 7010 2257.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification __22 SEPTEMBER 2008__________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (v) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **ROBIN FREESTONE**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **ROBIN FREESTONE**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **188**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00002%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 623.45P	14.	Date and place of transaction 19 SEPTEMBER 2008 LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 38,344 0.00474%	16.	Date issuer informed of transaction 22 SEPTEMBER 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: STEPHEN JONES, DEPUTY SECRETARY, 020 7010 2257.

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification ___22 SEPTEMBER 2008______________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **RONA FAIRHEAD**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **RONA FAIRHEAD**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **37**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00000%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 623.45P	14.	Date and place of transaction 19 SEPTEMBER 2008 LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 132,559 0.01640%	16.	Date issuer informed of transaction 22 SEPTEMBER 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: STEPHEN JONES, DEPUTY SECRETARY, 020 7010 2257.

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification ___22 SEPTEMBER 2008_______________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (vii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID ARCULUS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **SIR THOMAS DAVID GUY ARCULUS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **56**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00001%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction **623.45P**	14.	Date and place of transaction **19 SEPTEMBER 2008 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **11,833 0.00136%**	16.	Date issuer informed of transaction **22 SEPTEMBER 2008**

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: STEPHEN JONES, DEPUTY SECRETARY, 020 7010 2257.

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification ___22 SEPTEMBER 2008___________________

Click here to download a PDF of this press release.

[illegible] the Company established [illegible] Pearson Long Term Incentive [illegible] Plan [illegible] purpose is to link management [illegible] long-term reward with Pearson [illegible] performance and returns to shareholders. Since 2006, the plan has been [illegible] and [illegible] performance measures: relative total shareholder return, return on [illegible] and earnings per share growth.

[illegible] Share Awards Granted on 2[illegible] September 2005

[illegible] restricted share awards granted on 23 September 200[illegible] [illegible] directors and [illegible] members of the Pearson Management Committee, [illegible] [illegible]mber 2008 [illegible] the company's performance on three [illegible] [illegible] were [illegible] total shareholder return relative to [illegible] constituents [illegible] FTSE World [illegible] indices over the period 2005 to 2007, earnings per share [illegible] period 2004 to 2007, and return on invested capital [illegible] performance against these measures, 86.[illegible]% of the shares [illegible] awarded [illegible] [illegible]

[illegible] earnings per [illegible] growth and return on invested [illegible] details were set out in the [illegible] directors' remuneration for 200[illegible] [illegible] total shareholder [illegible] set out in the [illegible] remuneration [illegible] for 2008

[illegible] of the vested [illegible] on 23 September [illegible]

[illegible]

Pearson plc

(the Company)

In 2001, the Company established the Pearson Long Term Incentive Plan (the Plan). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders. Since 2006, the plan has been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.

Restricted Share Awards Granted on 23 September 2005

The restricted share awards granted on 23 September 2005, to executive directors and other members of the Pearson Management Committee, vested on 23 September 2008 subject to the company's performance on three measures. These measures were Pearson's total shareholder return relative to the constituents of the FTSE World Media Index over the period 2005 to 2008, earnings per share and sales growth over the period 2004 to 2007, and return on invested capital in 2007. Based on performance against these measures, 86.67% of the shares originally awarded have vested.

In the case of earnings per share and sales growth and return on invested capital, full details were set out in the report on directors' remuneration for 2007. In the case of relative total shareholder return, full details will be set out in the report on directors' remuneration for 2008.

Three-quarters of the vested shares have been released, the remaining one-quarter will be released on 23 September 2010 subject to participants not disposing of the three-quarters of their vested shares (other than for the purpose of settling their individual tax liability).

As a result of these Shares being released, the following executive directors have become entitled to the number of Shares shown in the second column below. The number of Shares shown in the third column below were sold on 23 September 2008 at a price of £6.053 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving the after-tax number of Shares set out in the final column below.

Name of Director	Shares Released	Shares Sold to discharge tax liabilities	Shares Retained
David Bell	110,500	45,305	65,195
Rona Fairhead	130,000	53,300	76,700
John Makinson	117,000	47,970	69,030
Marjorie Scardino	292,500	119,925	172,575
Will Ethridge	63,050	29,224	33,826

In addition to the above, prior to his appointment as a director, Robin Freestone was granted a restricted award of 20,000 shares on 23 September 2005. These shares were time vesting, to be released on the third anniversary of the award, but did not otherwise have performance conditions attached. This award also vested on 23 September 2008, and 8,200 shares were sold at a price of £6.053 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving 11,800 after-tax shares.

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following Shares (excluding Shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of Director	Number of Shares	% of Capital
David Bell	250,348	0.03094
Will Ethridge	128,757	0.01591
Rona Fairhead	209,259	0.02586
Robin Freestone	50,144	0.00620
John Makinson	397,733	0.04915
Marjorie Scardino	631,798	0.07808

FSA

Click here to download a PDF of this press release. Services Authority

... of the issuer or the underlying issuer ... existing shares to which voting rights are attached

Reason for the notification

... acquisition or disposal of voting rights

... acquisition or disposal ... shares already issued to ... result in the acquisition ...

... changing the breakdown of voting rights

Other (please specify)

... of person(s) subject to the ... obligation

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	**Pearson plc**

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	✓
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An [illegible]	[illegible]
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation[iii]:	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.)[iv]:	Registered Holder: BNY Norwich Union Nominees Limited **5,473,810*** BT Globenet Nominees Limited **9,588*** Chase GA Group Nominees Limited **13,814,028*** Chase Nominees Limited **1,382,655*** CUIM Nominee Limited **3,596,146***

	Vidacos Nominees Limited 165,271* * denotes direct interest
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	26 September 2008
6. Date on [illegible]	[illegible] September 2008
7. Threshold(s) that is/are crossed or reached:	<3% to 3% change at Direct Interest Level
8. Notified details:	

A: Voting rights [illegible]

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting [illegible] triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares GB0006776081	24,199,016	24,199,016	24,441,498	24,441,498	Not disclosable	3.02%	Not disclosable

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is	% of voting rights

			exercised/ converted.	
[illegible] proxy holder will [illegible]				

[illegible] rights:	
N/A	

Total (A+B)	
Number of voting rights	% of voting rights
24,441,498	3.02%

14. C[illegible]ct name: [illegible]ne Thirke

[illegible] Contact telephone numb[illegible] [illegible]03 687803

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	

12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Figures are based on a total number of voting rights of 809,143,403.
14. Contact name:	Diane Thirkettle
15. Contact telephone number:	01603 687803

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Pearson wins Teachers' Choice Award

30 September 2008

Nation's Educators Vote PAIR UP! Reading Program Classroom Winner

New York, September 29, 2008 - The nation's teachers have spoken! Pearson's PAIR UP! team reading program was judged a top classroom pick in the 15th Annual Learning Magazine Teachers' Choice Awards.

PAIR UP!, which brings two students of different reading abilities together to read a book and improve their reading skills, won top honors based on Teachers' Choice Award criteria of "quality, instructional value, ease of use and innovation."

The Teachers' Choice Awards is the only award which evaluates products during actual classroom use. Winners are chosen based on their scores by a panel of teachers across the country. Each product is evaluated on its own merit, and only those that meet the teachers' stringent standards are chosen to receive a Teachers' Choice Award.

After receiving top ratings in two rounds of rigorous judging, PAIR UP! was named a 2009 Teachers' Choice Award winner and will be featured in Learning Magazine's January 2009 issue along with other products chosen by teachers in a variety of categories.

Learning Magazine publisher Anne Sumpter said, "Pearson has an established history of providing quality educational programs for children. It's great to see PAIR UP! recognized for its contribution in today's classrooms."

Peter Cipkowski, vice president of Pearson's supplemental publishing line, said, "We're grateful for this tremendous recognition. PAIR UP! reflects best classroom practice and is a program that's built on what teachers do everyday effectively in their classroom." He added. "When pairs of young readers work together purposefully on the same text, we know that their reading skills improve."

Pearson noted that research indicates that paired reading improves a student's attitude about reading and increases their motivation to read and succeed. Paired reading research also demonstrates that students achieve significant gains in vocabulary, comprehension, language expression, oral reading, spelling and writing.

Just introduced in April 2008, PAIR UP! is currently used in 27 states around the country.

About Pearson
Pearson (NYSE:PSO), the global leader in education and education technology, reaches and engages today's digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. This commitment is demonstrated in the company's investment in innovative print and digital education materials for preK through college, student information systems and learning management systems, teacher professional development, career certification programs, and testing and assessment

products that set the standard for the industry. The company's respected brands include Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, PEMSolutions, Stanford 10, SuccessNet, MyLabs, PowerSchool, SuccessMaker, and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson's commitment to education for all is supported by the global philanthropic initiatives of the Pearson Foundation. Pearson's other primary businesses include the Financial Times Group and the Penguin Group. For more information, go to www.pearson.com and http://www.pearsonschool.com.

Contact
kate.miller@pearson.com,
800-745-8489

Perspective from Pearson recognized among top education products in 2008 Association of Educational Publishers Awards
30 September 2008

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Online Remediation and Enrichment Tool Puts Educational Resources at Teachers', Students' and Families' Fingertips

IOWA CITY, Iowa - Sept. 30, 2008 - Perspective™, the powerful online remediation and enrichment tool for students, was honored as one of the year's "most outstanding" materials in the field of teaching and learning by the Association of Educational Publishers (AEP). Winner of a 2008 Distinguished Achievement Award for Curriculum, Specialized Audience Instruction, Technology, Websites, Grades 9-12, Perspective ties assessment to instruction by providing students, families and educators with a roadmap to student improvement through enrichment and remediation resources tailored to student needs.

The Distinguished Achievement Awards recognize the best educational resources within the categories of Curriculum, Periodicals and Professional Development. An expert panel of educators, editors, designers and technology specialists evaluates products based on efficacy, usability and overall educational value.

"Perspective from Pearson is a prime example of the creative ways that companies are using today's innovative technology to help all students excel in the classroom," said Charlene Gaynor, CEO, AEP.

Perspective is a ground-breaking, research-based tool designed to provide professionally selected materials that enrich and improve students' knowledge and skills in areas where they are having difficulty. Perspective links students' test results with targeted learning resources and facilitates parental involvement in student improvement. Using the online tool, teachers can create custom assignment sheets, explore unit plans and access an ever-growing library of teacher support materials and professional development opportunities. Perspective helps families understand how students are doing, helps educators prepare for their classes and details what both can do to help each student succeed.

"We developed Perspective to give teachers and families the resources they need to keep students on the path to academic success," said Douglas Kubach, president and CEO, Assessment and Information, Pearson. "It is an honor to have Perspective recognized by the Association of Educational Publishers as one of the top education products of 2008."

Pearson continues to grow the resources available on Perspective. Recent additions include a new Science Library and Web-based calculators. The new Science Library includes activities, games, videos and printable activities from Pearson imprints Prentice Hall and Scott Foresman, as well as selected resources from trusted sites such as the National Aeronautics and Space Administration (NASA), the U.S. Geological Survey (USGS) and the

National Oceanic and Atmospheric Administration (NOAA). Three new Web-based calculators - four-function, graphing and scientific - are now available to students, families and teachers on Perspective.

Earlier this year, Perspective's library of resources for teachers grew with the addition of two outstanding collections. With online access to teacher professional development materials from Allyn & Bacon/Merrill, educators using Perspective can access online professional development resources on topics such as the latest in literacy; English language acquisition; effective science, math and reading teaching methodologies; early childhood education; classroom management; leadership; and special education. Additionally, teachers can now introduce students to the classics with the high school Literature Teachers Guides from Penguin Group USA and Signet available on Perspective. These guides feature works by iconic authors such as Charles Dickens, John Steinbeck, Charlotte Bronte and William Shakespeare.

For more information on Perspective, visit http://www.pearsonperspective.com.

About Pearson

Pearson (NYSE:PSO), the global leader in education and education technology, reaches and engages today's digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. This commitment is demonstrated in the company's investment in innovative print and digital education materials for preK through college, student information systems and learning management systems, teacher professional development, career certification programs, and testing and assessment products that set the standard for the industry. The company's respected brands include Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, PEMSolutions, Stanford 10, SuccessNet, MyLabs, PowerSchool, SuccessMaker and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson's commitment to education for all is supported by the global philanthropic initiatives of the Pearson Foundation. Pearson's other primary businesses include the Financial Times Group and the Penguin Group. For more information, go to www.pearson.com.

Contact

Lisa Wolfe,
L. Wolfe Communications,
773-227-1049,
lwolfe@lwolfe.com

Directors' Shareholding
01 October 2008

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Click here to download a PDF of this press release.

[illegible] Directors' Share Plan

[illegible] details of purchases of ordinary shares and A[illegible] 2008 under the Non-Executive Directors' Share [illegible]

[illegible] Director	No. of Shares Purchased	Percentage of Issued Stock	Price per Share	Total Holding Post [illegible]	Per[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible] Director	No. of ADRs Purchased	Per[illegible] Stock	Price per ADR	Total Holding Following Notif[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Tuesday, 30 September 2008 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock %	Price per Share £	Total Holding Following Notification	Total Percentage Following Notification %
David Arculus	370	0.00005%	£5.91	11,403	0.00141%
Lord Burns	370	0.00005%	£5.91	9,778	0.00121%
Patrick Cescau	369	0.00005%	£5.91	3,807	0.00047%
Ken Hydon	370	0.00005%	£5.91	8,222	0.00102%

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock %	Price per ADR $	Total Holding Following Notification	Total Percentage Following Notification %
Susan Fuhrman	509	0.00006%	$10.80	6,882	0.00085%
C K Prahalad	378	0.00005%	$10.80	614	0.00008%

[illegible]RSON PLC

Click here to download a PDF of this press release.

[illegible] Company")

Voting Rights and Capital

[illegible] of business on 30 September 2008, the Company [illegible]
[illegible] shares of 25p [illegible]
[illegible] at general meetings [illegible] the Company does not hold any [illegible] treasury

[illegible] may be used by shareholders as the denominator [illegible] by which they will determine whether they are required [illegible] a change to their interest [illegible] Rules.

This announcement is made in [illegible] provisions of the [illegible] Directive.

FT Scoops two Associatic of Online Publishers
Awa. ds 2008
2008
FT.com recognised fr ... of video

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 30 September 2008, the Company had 809,223,201 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (809,223,201) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

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FT Scoops two Association of Online Publishers Awards 2008

02 October 2008

FT.com recognised for its innovation and use of video

LONDON, 2 October 2008: The Financial Times scooped two top industry awards last night at the annual AOP Online Publishing Awards ceremony.

FT.com won the AOP Innovation Award, in recognition of the successful launch of its access model, and was also awarded Best Use of Video.

The Innovation Award is a testament to the success of FT.com's ground-breaking access model, launched in October 2007, which has successfully combined audience and traffic with a loyal subscriber base. Judges commented that the model "showed a great understanding of usage patterns, a smart use of technology and enabled significant growth whilst preserving a premium positioning."

The model works by allowing all users access to up to five articles a month for free, followed by a 'light' registration. For more than 30 articles a month readers need to subscribe.

Rob Grimshaw, Managing Director of FT.com said: "The AOP awards are highly prestigious and the FT is proud to be recognised as a digital innovator by the online media industry. Since we revolutionised our access model, FT.com has attracted over 600,000 registered users. Video and multimedia content are a key component of FT.com and we are committed to delivering the best content to our readers across all channels."

FT.com also won the AOP award for Use of Video for an ongoing commitment to bring high quality video content and excellence in journalism online, together with strong commercial results. The judges concluded that FT.com has "shown total commitment to putting video at the heart of their communication. With watchable video content that does more than simply extending their brand online, they have gone that extra mile, with an impressive ROI."

The news builds on FT.com breaking the one million monthly video views barrier for the first time in 2008 and the successful launch of the FT Mini Player in July. The new video player is embedded in news and feature articles online, allowing users easier access to high quality video content embedded in news stories. FT.com now produces over 150 videos every month.

- ends -

For further information please contact:
Tom Glover
Deputy Director of Communications
T: +44 (0) 20 7775 6840
E: tom.glover@ft.com

Anne Wheeler
Communications Manager
T: +44 (0) 20 7873 3811
E: anne.wheeler@ft.com

Notes to Editors:

About the Financial Times

The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 417,570 (ABC figures, August 2008) and a readership of 1.4 million people worldwide. FT.com is the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 7.1 million unique users, generating 72 million page views (ABCe figures, March 2008).

America's children break reading world record

03 October 2008

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Jumpstart's Read for the Record Campaign Raises $1.5 million for Early Education

NEW YORK, NY. October 3, 2008 - Children across the country made history yesterday participating in the third annual Jumpstart's Read for the Record® Campaign. An early morning reading with NBC's TODAY Show co-host Matt Lauer featured a special White House reading with First Lady Laura Bush. The TODAY Show also featured Jumpstart Honorary Spokesperson LL Cool J, Jesse McCartney, Greg Kinnear, Maria from *Sesame Street*, and Mary-Louise Parker. Children's author and National Ambassador for Young People's Literature, Jon Scieszka, helped kicked off the day as thousands of events took place across the country with hundreds of thousands of children reading the story of *Corduroy.*

The 2008 Campaign raised more than $1.5 million for Jumpstart's early education programs in low-income communities, while drawing national attention to the country's early education crisis. It is still possible to support early education by texting the word READ to 90999 to donate $5 to Jumpstart. With entries still being tabulated, Jumpstart's Read for the Record Campaign has broken the world record for the largest shared reading experience with more than 300,000 readers registering at www.readfortherecord.org!

Readers of all ages participated in Campaign activities in schools and libraries, at colleges and universities, on playgrounds, and in malls, offices and homes across the country, including reading events hosted by Jumpstart in Atlanta, Boston, Chicago, Los Angeles, New York, San Francisco and Washington, DC. Celebrations in hundreds of cities across the country were supported by the Pearson Foundation, the Campaign's sponsor and founding partner. Throughout the day, children and adults from all corners of the nation were joined by mayors, school superintendents and principals, and other dignitaries including Los Angeles Mayor Antonio Villaraigosa, Philadelphia Mayor Michael Nutter, Boston Mayor Thomas Menino, Schools Superintendent of New Orleans Paul Vallas, Chicago Public School CEO Arne Duncan, as well as celebrities including singer/songwriter/actress JoJo in Boston; Gabrielle Union, Shaun Robinson of *Access Hollywood* and Lo Bosworth (*The Hills*) in Los Angeles; R&B Star Mario in Washington DC and MC Hammer in San Francisco.

The Campaign created the world's largest shared reading experience as participants read this year's official Campaign book, the children's classic, *Corduroy*, written by Don Freeman and published by Penguin Young Readers Group. Along with today's record-breaking shared reading experience, more than 200,000 copies of *Corduroy* were donated to children in low-income communities.

Each year, one third of America's children arrive at their first day of school developmentally behind their peers and without the skills necessary to succeed. Jumpstart's Read for the Record Campaign brings national attention to this

critical learning gap.

The publication of the Campaign's official book was underwritten by the Pearson Foundation, ensuring that 100% of the proceeds would directly benefit Jumpstart's work with at-risk children. Additionally, each book purchased online was matched with a donation from the Pearson Foundation to support Jumpstart's early education programs for children in low-income communities across the nation.

Jumpstart President James Cleveland noted the importance of the joint efforts made by the Campaign's sponsors. "Working together is critical to our common goal of eliminating the early education gap that exists between income levels. Today's first graders from low-income communities have one-fourth the vocabulary of their mid-income peers, immediately putting them at an unnecessary disadvantage," said Cleveland. "This is a serious matter as first grade is one of the best predictors of performance in later grades. By giving children the tools they need, we can help lower their likelihood to repeat grades, drop out of school, and even engage in criminal activity."

Pearson Foundation President, Mark Nieker, added, "Research shows that the ability to read is a key factor in a child's success in school and that the strongest indicator of future reading ability is the number of books children have at home. Statistics tell us that children in low-income communities have from no books at all to just three at home, versus 50 books in the households of their middle and high-income peers. Pearson recognizes the importance of Jumpstart's Read for the Record in donating books to children who need them most and focusing a national spotlight on sobering statistics like these."

During the 2006 and 2007 Campaigns, more than 400,000 people registered for Jumpstart's Read for the Record Campaign and raised more than $2,000,000 to support Jumpstart's mission. In addition, Jumpstart and Pearson were recognized for their collaboration with a 2006 Cause Marketing Halo Award and with Boston Business Journal's 2008 Corporate Philanthropy Award for Education Partner of the Year.

Jumpstart's longstanding relationships with its national multi-year partners, American Eagle Outfitters, Pearson and Sodexo, are key components of its ongoing efforts to help at-risk children develop their language, literacy, and social skills in preparation for kindergarten. Further involvement from Jumpstart's 2008 Campaign Sponsors Hanna Andersson, Hyatt Hotels & Resorts, LeapFrog Enterprises Inc., NBC, Penguin Young Readers Group and Sirius XM Satellite Radio ensures the success of Jumpstart's Read for the Record. Support of the Campaign is just one of many ways in which these businesses make Jumpstart's work possible. Jumpstart looks forward to its partners' continued support next year when Jumpstart's Read for the Record will take place on October 8, 2009.

Corporate involvement highlights include:

- **Pearson** has underwritten all publishing costs,

making it possible for Jumpstart to receive 100% of the proceeds raised through the sale of the custom edition books. In addition, employees volunteered to organize and run hundreds of events across the country. The Pearson Foundation also donated more than 200,000 copies of this year's official campaign book to pre-school children and teachers across the country.

- **American Eagle Outfitters** [illegible] associates across the United States and Canada to read *Corduroy* to thousands of children. They also hosted a large event at their corporate headquarters in Pittsburgh and have provided the official campaign T-shirt.
- **Sodexo** scheduled a reading event at their corporate headquarters in Montgomery County, MD and employees around the country created reading events to help break the record.
- **Hanna Andersson** sold *Corduroy*, the official Campaign book in stores, in their catalog and online in addition to organizing several reading events with public libraries in Portland, Oregon.
- **Hyatt Hotels & Resorts** including Park Hyatt, Grand Hyatt, Hyatt Regency, Hyatt Place and Hyatt Summerfield Suites properties created reading events across the country and donated [illegible],000 books to children in the Chicago metropolitan area.
- **LeapFrog Enterprises Inc.** donated thousands of *Corduroy* books to children in low-income communities, and employees personally delivered books to schools in Oakland, California.
- **Penguin Young Readers Group** published the special edition copy of *Corduroy* and promoted the Campaign nationally.
- **Sirius XM Satellite Radio** personalities and celebrities created taped readings of *Corduroy* and posted them on XM's website (www.xmradio.com) so families could read along on October 2.

About Jumpstart
Jumpstart is a national early education organization that works toward the day every child in America enters school prepared to succeed. Through extraordinary attention in yearlong one-to-one relationships, Jumpstart inspires children to learn, adults to teach, families to get involved, and communities to progress together. Headquartered in Boston, Jumpstart pairs 4,000 trained adults one-to-one with preschool children in need of assistance. During the 2008-2009 program year, Jumpstart is serving 15,000 children across 20 states, in partnership with 300 early learning centers and nearly 74 universities and colleges throughout the country.

Jumpstart's national sponsors include American Eagle Outfitters, AmeriCorps, Pearson, Sodexo and Starbucks. Jumpstart is the recipient of the Fast Company/Monitor Social Capitalist Award (2004, 2005, 2006, 2007 and 2008) and the Committee to Encourage Corporate Philanthropy's Directors Award. For more information, visit the Jumpstart Web site at www.jstart.org.

About the Pearson Foundation
The Pearson Foundation extends Pearson's commitment to education by partnering with leading nonprofit, civic, and

business organizations to provide financial, organizational, and publishing assistance across the globe. The Foundation aims to make a difference by sponsoring innovative educational programs and extending its educational expertise to help in classrooms and in local communities. More information on the Pearson Foundation can be found at www.pearsonfoundation.org.

About the Pearson Foundation and Jumpstart

Jumpstart's Read for the Record Campaign is just one component of the Pearson Jumpstart partnership. Jumpstart and the Pearson Foundation share a passion for education and inspiring people to reach their full potential. These shared goals and values led Jumpstart and the Pearson Foundation to create the Pearson Teacher Fellowship in 2001. Each year, the Pearson Teacher Fellowship provides the opportunity for a select group of achievement-oriented college graduates to enter the early education field by becoming preschool teachers in Head Start and other early learning centers serving at-risk children. The Fellowship provides these talented individuals a stipend, intensive training, assistance earning teaching certification, and additional support and resources during the first two years of their teaching careers. In 2006, Pearson and its businesses The Financial Times Group, The Penguin Group, and Pearson Education became the Sponsor and Founding Partner of Jumpstart's Read for the Record, which to date has raised over $2.2 million for Jumpstart's work to help preschoolers from low-income communities with their language and literacy skills. For more information, go to www.pearsonfoundation.org.

Contact

Anne Sparkman
212-260-3401
anne.sparkman@widmeyer.com

END